U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                             DOMESTIC FUNDINGS, INC.
                          -----------------------------
                         (Name of Small Business Issuer)


Delaware                                                         11-3522227
---------------                                                  ---------------
(State or Other                                                  I.R.S. Employer
Jurisdiction of                                                  Identification
Incorporation or                                                 Number
Organization)


                 1040 East 22nd Street, Brooklyn, New York 11210
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                 (718) 692-2743
                           --------------------------
                           (Issuer's Telephone Number)



        Securities to be Registered Under Section 12(b) of the Act: None


Securities to be Registered Under
   Section 12(g) of the Act:                      Common Stock, $.0001 Par Value
                                                  (Title of Class)



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                                     PART I

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement.


ITEM 1. BUSINESS.

     Domestic Fundings, Inc. (the "Company"), was incorporated on December 19, 1997 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the development stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities.

     The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities qualified for trading in the United States secondary market. These are commonly thought to include the following:

          * the ability to register and use registered securities to acquire assets or businesses;

          *        increased visibility;

          * the facilitation of borrowing from financial institutions;

          *        improved trading efficiency;

          *        shareholder liquidity;

          *        greater ease in subsequently raising capital;

          * compensation of key employees through stock options;

          *        enhanced corporate image;

          *        a presence in the United States capital markets.


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


     A business entity, if any, which may be interested in a business combination with the Company may include the following:

          * a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

          * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

          * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

          * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;

          * a foreign company which may wish an initial entry into the United States securities market;

          *        a  special  situation  company,  such  as  a  company
                   seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

          * a company seeking one or more of the other perceived benefits of becoming a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target business of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.


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

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

     The Company's business is subject to numerous risk factors, including the following:

     NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

     SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the target company. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations, most likely, will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESS COMBINATION. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a business entity.


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

There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. The Company's sole officer and director has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its sole officer and director. Notwithstanding the combined limited experience and limited time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

     CONFLICTS OF INTEREST-GENERAL. The Company's sole officer and director participates in other ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which the Company's sole officer and director serves as officer, director or partner, or in which he or his family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

     REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may


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


not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

     LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     REGULATION. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company does not intend to be engaged in the business of investing or trading in securities. However, if as a result of acquisitions, the Company does hold passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. (See "Acquisition Restrictions")

     PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require the Company's sole officer and director to sell or transfer all or a portion of the Company's common stock held by him, and to resign as a member of the Board of Directors and an officer of the Company. The resulting change in control of the Company will likely result in removal of the present sole officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

     REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in the percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

     ASPECTS OF BLANK CHECK COMPANIES. The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares if the Company has shares that are trading publicly. A target company may attempt to avoid what it deems to be adverse consequences of


                                        6

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undertaking its own public offering by seeking a business  combination  with the
Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on terms satisfactory to the Company. There is no assurance that a trading market will ever develop in the Company's securities.

     DELAWARE ANTI-TAKEOVER STATUTES. The Board of Directors has elected to opt out of the Delaware Anti-Takover Statutes as reflected in the Delaware Code Annotated and specifically in Sections 203 and 228 of such Code. This would make it easier for parties presently unaffiliated with the Company to obtain control of the Company without approval of the shareholders.

     TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     YEAR 2000. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any programs that have date- sensitive software or equipment that has time-sensitive embedded components may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in a major system failure or miscalculations. The Company has not computers and will not face any Year 2000 related problems. The Company will not enter into an acquisition transaction with any business that has an unresolved Year 2000 problem.

     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. Such audited financial statements may not be available. In such case, the Company intends to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to


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consummating a business  combination,  with further  assurances  that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.


ITEM 2. PLAN OF OPERATION

     The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding any acquisition. The Company's sole officer and director has not engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and any other company.

     The Company anticipates seeking out a target business through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited.

     The Company has no full time employees. The Company's sole officer and director has agreed to allocate a portion of his time to the activities of the Company, without compensation. He anticipates that the business plan of the Company can be implemented by his devoting approximately 10 hours per month to the business affairs of the Company. Consequently, conflicts of interest may arise with respect to the limited time commitment by him. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

     The Company's sole officer and director expects in the future to become involved with other companies which have a business purpose similar to that of the Company. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target business. Management anticipates that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or the order in which such companies commence seeking acquisitions. However, other blank check companies that may be formed may differ from the Company in certain respects such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target business may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on


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behalf of the more suitable or preferred blank check company  regardless of date of formation or commencement of operations. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies"

     The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. The Company's sole officer and director anticipates that it will be able to participate in only one business venture because the Company has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, and providing liquidity for


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shareholders and other factors.  Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The officer and director of the Company has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the sole officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reports to be filed under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The sole officer and director of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon his own efforts in accomplishing the business purposes of the Company. It is anticipated that outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as the


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Company has limited cash assets with which to pay such  obligation.  The Company may pay all or some of such consultant's or advisor's fee with previously authorized but unissued shares.

     The Company will not restrict its search for any specific type of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present Management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's sole officer and director may, as part of the terms of the acquisition transaction resign and be replaced by one or more new directors without a vote of the Company's shareholders or may sell his stock in the Company.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it may be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to


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avoid the creation of a taxable event and thereby structure the acquisition in a
"tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at a closing of the proposed transaction or represent that it will provide audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as a requirement to file audited financial statements in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     The Company's sole officer and director has agreed that he may advance to the Company additional funds which the Company may need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount such shareholder will advance to the Company. The Company will not borrow any funds for the purpose of repaying advances made by such shareholder, and the Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's sole officer and director or any affiliate or associate serves as an officer or director or holds any ownership interest.

ACQUISITION RESTRICTIONS

     The Company may acquire a company or business by purchasing, trading or selling the securities of such company or business. However, the Company does not intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

     Section 3(a) of the Penny Stock Reform Act expects from the definition of an "investment company" an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceed 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's acquisition of a company or business through the purchase and sale of investment securities will be limited. Although the Company intends to act to avoid classification as an investment company, the provisions of the Investment Company Act of 1940 are extremely complex and it is possible that it may be classified as an inadvertent investment company. The Company intends to vigorously resist classification as an investment company, and to take advantage of any exemptions or exceptions from applications of the Investment Company Act of 1940, which allows an entity a one time option during any three-year period to claim an exemption as a "transient" investment company. The necessity of asserting any such resistance, or making any claim of exemption, could be time consuming and costly, or even prohibitive, given the Company's limited resources.

     The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Company Act of 1940, which regulation has the purpose of protecting purchasers of investment company securities. Since the Company does not intend to register as an investment company, the investors in the Company's securities will not be afforded these protections.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of its sole officer and director at no cost to the Company. The sole officer and director has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of May 31, 2000, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown.

Name and Address                Amount of Beneficial                  Percentage
of Beneficial Owner             Ownership                             of Class
------------------              ------------                          ----------
Nachum Blumenfrucht             4,100,000                             82%
1040 East 22nd Street
Brooklyn, New York 11210

Amy Lau                           450,000                              9%
18 Monroe Street
New York, New York 10002

Barbara R. Mittman                450,000                              9%
551 Fifth Avenue, Suite 1601
New York, New York 10176

All Executive Officers
and Directors as a
Group (1 Person)                4,100,000                             82%


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has one Director and Officer as follows:

Name                            Age                   Positions and Offices Held
----                            ---                   --------------------------
Nachum Blumenfrucht             44                    President, Secretary,
                                                      Treasurer and Director


     There are no agreements or understandings for the officer of director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will he act at the direction of any other person.

     Set forth below is the name of the sole director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and his business experience during at least the last five years:

     Nachum Blumenfrucht, CPA, MBA (age 44), received a Bachelor of Science in Accounting from Brooklyn College in 1978, and a Masters in Business Administration from Bernard Baruch College in 1981. From 1984 to the present, Mr. Blumenfrucht has been self- employed as a New York State certified public accountant. Mr. Blumenfrucht has been a member of the New York State Society of CPA's since 1981. From December, 1997 to January 26, 2000, Mr. Blumenfrucht was the sole officer, director, and principal shareholder of Stateside Fundings, Inc., a Delaware corporation. On January 26, 2000, Stateside Fundings, Inc. merged with Relocate 411.com, Inc., a New York corporation. In connection with the merger, Mr. Blumenfrucht resigned from the board of directors of Stateside Fundings, Inc. and sold all of his shares of stock.

CONFLICTS OF INTEREST

     The Company's sole officer and director expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, Management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to Management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which Management is affiliated is formed and actively seeks a target business. It is anticipated that target businesses will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or the order in which such companies commence seeking acquisitions. However, any blank check companies that may be formed may or may not differ from the Company in certain respects such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target business may be more suitable for or may prefer a particular blank check company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or commencement of operations.

     Mr. Blumenfrucht is a certified public accountant and sole practitioner. As such, demands may be placed on his time which will detract from the amount of time he is able to devote to the Company. Mr. Blumenfrucht intends to devote as much time to the activities of the Company as required. However, should a conflict arise, there is no assurance that Mr. Blumenfrucht would not attend to other matters prior to those of the Company. Mr. Blumenfrucht projects that initially approximately ten hours per month of his time may be spent locating a target business which amount of time would increase when the analysis of, and negotiations and consummation with, a target business are conducted.

     The terms of a business combination may provide for payment by cash or otherwise to the current shareholders of the Company for the purchase of their common stock of the Company by a target business. The current shareholders would directly benefit from such payment. Such benefits may influence Management's choice of a target business.

     The Company's sole officer and director owns 82% of the outstanding shares of common stock of the Company. The Company does not expect to issue other securities or rights to securities of the Company to the sole officer and director or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some of the common stock owned by the sole officer and director will be purchased by the target business. The amount of common stock sold or continued to be owned by the sole officer and director cannot be determined at this time.

     Management may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target business to the Company where that referral results in a business combination. The amount of any finder's will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

     The Company's sole officer and director has not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

     The Company's sole officer and director anticipates that it will actively negotiate the purchase of a portion of his 4,100,000 shares of Common Stock by a target business, and anticipates that a target business will purchase a part of the sole officer's and director's common stock of the Company.

     Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management or promoters or their affiliates or associates:

     (i)    Any lending by the Company to such persons;

     (ii) The issuance of any additional securities to such persons prior to a business combination;

     (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or

     (iv)   The payment of any finder's fees to such persons.

     These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions would require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company does not intend to be engaged in the business of investing or trading in securities. However, if as a result of acquisitions, the Company does hold passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. (See "Acquisition Restrictions")

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company's sole officer and director does not receive any compensation for his services rendered to the Company, nor has he received such compensation in the past. As of the date of this registration statement, the Company has no funds available to pay the sole officer and director. Further, the sole officer and director is not accruing any compensation pursuant to any agreement with the Company.

     The sole officer and director of the Company will not receive any finders fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On December 19, 1997, the Company issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $1,500.00 in cash ($.0003 per share):

NAME                      NUMBER OF TOTAL SHARES                CONSIDERATION
----                      ----------------------                -------------

Nachum Blumenfrucht (1)         4,100,000                         $1,230.00
Amy Lau                           450,000                            135.00
Barbara R. Mittman                450,000                            135.00

     (1) Nachum Blumenfrucht may be deemed a "parent" and "promoter" of the Company as those terms are defined under the Securities Act. There are no other "parents" or "promoters" of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.


ITEM 8.   DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.0001 per share, and 10,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

     The Company's Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholder. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholder and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

     The issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Board of Directors has also elected to opt out of the Delaware Anti-Takeover Statutes. This would make it easier for parties presently not associated with the Company to obtain control of the Company without approval of the shareholders. The Company has no present plans to issue any Preferred Stock.

DIVIDENDS

     The Company does not expect to pay dividends. Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.


                                    GLOSSARY


"Blank Check" Company                   As  defined  in  Section  7(b)(3) of the
                                        Securities Act, a "blank check" is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange
                                        Act.

The Company                             Domestic  Fundings,  Inc.,  the  company
                                        whose common stock is the subject of this registration statement.

Exchange Act                            The Securities  Exchange Act of 1934, as
                                        amended.


"Penny Stock" Security                  As  defined   in  Rule   3a51-1  of  the
                                        Exchange Act, a "penny  stock"  security
                                        is  any  equity  security  other  than a
                                        security (i) that is a reported security
                                        (ii)  that is  issued  by an  investment
                                        company  (iii)  that  is a put  or  call
                                        issued    by   the    Option    Clearing
                                        Corporation;  (iv)  that  has a price of
                                        $5.00 or more  (except  for  purposes of
                                        Rule  419 of the  Securities  Act);  (v)
                                        that  is   registered   on  a   national
                                        securities   exchange;   (vi)   that  is
                                        authorized  for  quotation on the Nasdaq
                                        Stock

                                        Market,  unless other provisions of Rule
                                        3a51-1 are not satisfied;  or (vii) that
                                        is  issued  by an  issuer  with  (a) net
                                        tangible assets in excess of $2,000,000,
                                        if in continuous operation for more than
                                        three   years   or   $5,000,000   if  in
                                        operation  for less than three  years or
                                        (b)   average   revenue   of  at   least
                                        $6,000,000 for the last three years.

Securities Act                          The Securities Act of 1933, as amended.

Small Business Issuer                   As defined in Rule 12b-2 of the Exchange
                                        Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float
                                        (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United
                                        States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                                     PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock." For purposes relevant to the Company, a penny stock is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the Nasdaq Stock Market, has established certain criteria for initial and continued eligibility for listing on the Nasdaq Stock Market. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least
(i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00;
(iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least
(i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00;
(iv) two market makers; and (v) 300 shareholders.

     There can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on the Nasdaq SmallCap Market or a national or regional exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification may result in the discontinuance of the inclusion of the Company's securities. In such events, trading, if any, in the Company's securities may then continue in the over-the-counter market. In such case, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders. There are three holders of the Company's Common Stock. On December 1, 1997, the Company issued a total of 5,000,000 of its Common Shares to three individuals for cash at $.0003 per share for a total price of $1,500.00. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

     (c) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.   LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Company has sold securities which were not registered as follows:

Name                            Number of Shares                  Consideration
----                            ----------------                  -------------
Nachum Blumenfrucht (1)             4,100,000                     $1,230.00
Amy Lau                               450,000                     $  135.00
Barbara R. Mittman                    450,000                     $  135.00

     (1) Mr. Blumenfrucht is the sole officer and director of the Company and the beneficial owner of such shares.

     With respect to the sales made, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder. Each of the investors in the Company's securities had access to all information available on the Company. Each investor purchased the securities for his own account and risk and has not acted as a nominee for others, and has purchased the securities for investment and not with a view to the distribution of the securities. Based on the work experience, business sophistication and investment history of the investors, they were able to evaluate the investment made in the Company's securities.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the by-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Domestic Fundings, Inc.


                                                By:      /s/ Nachum Blumenfrucht
                                                         Nachum Blumenfrucht


June 19, 2000

                                    PART F/S

     Financial Statements.

     Attached are audited financial statements for the Company for the period ended December 31, 1999 and unaudited financial statements for the Company for the five months ended May 31, 2000. The following financial statements are attached to this report and filed as a part thereof.

     1)   Table of Contents - Financial Statements

     2)   Report of Independent Certified Public Accountants

     3)   Balance Sheet - 12/31/99

     4)   Stockholders' Equity - 12/31/99

     5)   Statement of Cash Flows - 12/31/99

     6)   Notes to Financial Statements

     7)   Balance Sheet - 5/31/00

     8)   Statement of Income and Expenses - 5/31/00

     9)   Stockholders' Equity - 5/31/00

     10)  Statement of Cash Flows - 5/31/00

                          INDEX TO FINANCIAL STATEMENTS

                             DOMESTIC FUNDINGS, INC.
                          (A Development Stage Company)
                              FINANCIAL STATEMENTS


     Report of Independent
     Certified Public Accountants                                         F-2

     Financial Statements:

     Balance Sheet - 12/31/99                                             F-3

     Statement of Stockholders' Equity - 12/31/99                         F-4

     Statement of Cash Flows - 12/31/99                                   F-5

     Notes to Financial Statement - 12/31/99                              F-6

     Balance Sheet - 5/31/00                                              F-7

     Statement of Income and Expenses - 5/31/00                           F-8

     Statement of Stockholders' Equity - 5/31/00                          F-9

     Statement of Cash Flows - 5/31/00                                    F-10

                                    DON FUCHS
                           Certified Public Accountant
                                370 Brook Avenue
                            Passaic, New Jersey 07055
                                 (973) 777-9895

                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


The Board of Directors
Domestic Fundings, Inc.
1040 East 22nd Street
Brooklyn, New York 11210

Gentlemen:

     I have audited the accompanying balance sheet of Domestic Fundings, Inc. (a development stage company) as of December 31, 1999, and the related Statements of Cash Flows, and Stockholders' Equity for the period December 19, 1997 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Domestic Fundings, Inc. as of December 31, 1999, and the Statements of Cash Flows, and Stockholders' Equity for the period December 19, 1997 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage company, and has no income since inception which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

       DON FUCHS
CERTIFIED PUBLIC ACCOUNTANT

June 14, 2000

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                                  BALANCE SHEET

                                DECEMBER 31, 1999

                                     ASSETS

Current Assets:
  Cash ......................................................             $1,500
                                                                          ------

         Total Current Assets ...............................             $1,500
                                                                          ------

Other Assets:
  Organization Costs ........................................                400
                                                                          ------

         Total Other Assets .................................                400
                                                                          ------

         TOTAL ASSETS .......................................             $1,900
                                                                          ------


                      LIABILITIES AND STOCKHOLDER'S EQUITY


Current Liabilities:
  Accrued Expenses ..........................................             $  400
                                                                          ------

         TOTAL CURRENT LIABILITIES ..........................                400
                                                                          ------

Stockholder's Equity - Note 3:
  Common Stock, par value $.0001; authorized
  50,000,000 shares, issued and outstanding
  5,000,000 shares ..........................................                500

  Preferred Stock, par value $.0001; authorized
  10,000,000 shares, none issued and outstanding ............                  0

  Additional Paid-In Capital ................................              1,000
                                                                          ------

         TOTAL STOCKHOLDER'S EQUITY .........................              1,500
                                                                          ------

         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY .........             $1,900
                                                                          ------


The accompanying notes are an integral part of these financial statements.

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                            FOR THE PERIODS INDICATED

                                                Stock                Additional
                           Common               Issued               Paid-In
                           Shares               Amount               Capital              Total
                           ---------            ---------            ----------           ---------
Issuance of Shares
 on December 19, 1997
 at par value of
 $.0001 per share          5,000,000            $     500            $   1,000            $   1,500
                           ---------            ---------            ---------            ---------


Total Stockholders'
 Equity - December 31,
 1999                      5,000,000            $     500            $   1,000            $   1,500
                           ---------            ---------            ---------            ---------


The accompanying notes are an integral part of these financial statements.

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                             STATEMENT OF CASH FLOWS

                       FROM INCEPTION TO DECEMBER 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                              $    0
  Adjustments to Reconcile Net Income to
         Net Cash Provided By Operating Activities
  Increase (Decrease) In Organization Expense                  $ (400)
  Accrued Expenses                                                400
                                                               ------

         Total                                                                 0
                                                                          ------

Net Cash Provided By Operating Activities                                      0

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of Common Stock For Cash                             1,500
                                                               ------

Net Cash Provided By Financing Activities                                  1,500
                                                                          ------

NET INCREASE IN CASH                                                       1,500

CASH BALANCE - BEGINNING OF PERIOD                                             0
                                                                          ------

CASH BALANCE - DECEMBER 31, 1999                                          $1,500
                                                                          ------


The accompanying notes are an integral part of these financial statements.

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


NOTE 1 - BASIS OF PRESENTATION

     Domestic Fundings, Inc. was organized under the laws of the State of Delaware on December 19, 1997 and has adopted a fiscal year ending December 31st. The Company has not yet begun operations and is therefore considered a development stage company. Consequently, a Statement of Income and Expenses has not been included.

NOTE 2 - ORGANIZATION COSTS

     Expenses incurred in connection with the formation of the Company have been capitalized and are being amortized over a period of five years on the straight-line method.

NOTE 3 - CAPITALIZATION

     The Company is authorized to issue 50,000,000 common shares with a par value of $.0001, and 10,000,000 blank check preferred shares with a par value of $.0001. On December 19, 1997, the Company issued a total of 5,000,000 shares of its common stock to three individuals, for a total consideration of $1,500 ($.0003 per share).

NOTE 4 - CONFLICTS OF INTEREST

     Certain conflicts of interest have existed and will continue to exist between management, their affiliates and the Company. Management have other interests including business interests to which they devote their primary attention. Management may continue to do so notwithstanding the fact that management time should be devoted to the business of the Company and in addition, management may negotiate an acquisition resulting in a conflict of interest and possibly, a breach of directors' duty of loyalty to the Company.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

     Pursuant to oral agreement, the Company currently utilizes the office of its sole officer and director, Nachum Blumenfrucht, at 1040 East 22nd Street, Brooklyn, New York 11210, rent-free.

     Management believes no material commitments or contingencies exist relating to computer operations.

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                                  BALANCE SHEET
                                   (Unaudited)

                                  MAY 31, 2000

                                     ASSETS

Current Assets:
  Cash ......................................................            $1,425
                                                                         ------

         Total Current Assets ...............................            $1,425
                                                                         ------

Other Assets:
  Organization Costs ........................................               367
                                                                         ------

         Total Other Assets .................................               367
                                                                         ------

         TOTAL ASSETS .......................................            $1,792
                                                                         ------


                      LIABILITIES AND STOCKHOLDER'S EQUITY


Current Liabilities:
  Accrued Expenses ..........................................            $  400

         TOTAL CURRENT LIABILITIES ..........................               400
                                                                         ------

Stockholder's Equity:
  Common Stock, par value $.0001; authorized
  50,000,000 shares, issued and outstanding
  5,000,000 shares ..........................................            $  500

  Preferred Stock, par value $.0001; authorized
  10,000,000 shares, none issued and outstanding ............                 0

  Additional Paid-In Capital ................................             1,000

  Retained Deficit ..........................................              (108)
                                                                         ------

         TOTAL STOCKHOLDER'S EQUITY .........................             1,392
                                                                         ------

         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY .........            $1,792
                                                                         ------

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF INCOME AND EXPENSES
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000


INCOME                                                                    $ -0-

EXPENSES:

  Bank Charges                                               $   75
  Amortization of Organization Expense                           33
                                                             ------

TOTAL EXPENSES                                                              108
                                                                         ------

NET LOSS                                                                 $ (108)
                                                                         ------

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000

                                                    Stock            Additional
                                   Common           Issued           Paid-In          Retained
                                   Shares           Amount           Capital          Deficit           Total
                                   ---------        ---------        ----------       ---------         ---------
Issuance of Shares
 on December 19, 1997
 at par value of
 $.0001 per share                  5,000,000        $     500        $   1,000                          $   1,500
                                   ---------        ---------        ---------                          ---------


Total Stockholders'
 Equity - December 31, 1999        5,000,000              500            1,000                              1,500
                                   ---------        ---------        ---------                          ---------

Net Loss For the Period
May 31, 2000                                                                               (108)             (108)
                                                                                      ---------         ---------

Total Stockholders'
 Equity - May 31, 2000             5,000,000        $     500        $   1,000             (108)        $   1,392
                                   ---------        ---------        ---------        ---------         ---------

                             DOMESTIC FUNDINGS, INC.
                          (A development stage company)

                             STATEMENT OF CASH FLOWS
                                   (Unaudited)

                 FOR THE PERIOD JANUARY 1, 2000 TO MAY 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                                              $  (108)
  Adjustments to Reconcile Net Income to
         Net Cash Provided By Operating Activities:
  Amortization                                                               33
                                                                        -------

Net Cash Used By Operating Activities                                       (75)
                                                                        -------

NET DECREASE IN CASH                                                        (75)

CASH BALANCE - BEGINNING OF PERIOD                                        1,500
                                                                        -------

CASH BALANCE - MAY 31, 2000                                             $ 1,425
                                                                        -------

                                    PART III

ITEM 1.   INDEX TO EXHIBITS.

EXHIBIT NUMBER      DESCRIPTION

     (2)            Articles of Incorporation and By-laws:

               2.1       Articles of Incorporation

               2.2       By-laws

     (10)(a)        Consents - Experts:

               10.1 Consent of Accountants


                                        1